EXHIBIT 8.2


January 27, 1997



Board of Directors
Hemlock Federal Savings Bank
5700 W. 159th Street
Oak Forest, IL 60452

   RE: Illinois Income Tax Opinion relating to the conversion of Hemlock Federal Bank for Savings from a Federally-Chartered Mutual Savings Bank to a Federally-Chartered Stock Savings Bank under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended.


Ladies and Gentlemen:

In accordance with your request, we render our opinion relating to the Illinois income tax consequences of the conversion of Hemlock Federal Bank for Savings.

Statement of Facts

The facts and circumstances surrounding the proposed charter conversion are quite detailed and are described at length in the Plan of Conversion and the federal tax opinion issued by Silver, Freedman, & Taff, L.L.P, which are hereby incorporated herein. However, a brief summary of the proposed Plan of Conversion is as follows:

Hemlock Federal Savings Bank for Savings ("Mutual") is a federally chartered mutual savings bank. As a mutual savings bank, Mutual has no authorized stock. For what are stated to be valid business reasons, Mutual wishes to amend its charter to permit it to continue operations in the form of a federally-chartered stock savings bank ("Stock Bank"). The fair market value of Stock Bank deposit accounts received by Mutual deposit account holders will be equal to the fair market value of Mutual deposit accounts surrendered as a result of the conversion process.

Opinion

You have provided us with a copy of the federal income tax opinion of the transaction prepared by Silver, Freedman, & Taff, L.L.P., dated January 27, 1997, in which they have opined that the Conversion will be a transaction described in Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended.




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Our opinion  regarding the Illinois tax  consequences  is based on the facts and assumptions and incorporates the capitalized terms contained in the Silver, Freedman, & Taff, L.L.P. federal tax opinion. Our opinion on the Illinois tax consequences assumes that the final federal income tax consequences of the proposed transaction are those outlined in the Silver, Freedman, & Taff, L.L.P. federal tax opinion.

Should it finally be determined that the facts and the federal income tax consequences are not as outlined in the Silver, Freedman, & Taff, L.L.P. federal tax opinion, the Illinois tax consequences and our Illinois tax opinion will differ from what is contained herein. Our opinion is based on the current Illinois tax law which is subject to change.

Our opinion adopts and relies upon the facts, assumptions, and conclusions as set forth in the Silver, Freedman, & Taff, L.L.P. federal tax opinion letter. Based upon that information, we render the following opinion with respect to the Illinois income tax consequences of the Conversion.

     (1) No gain or loss shall be recognized by Mutual or Stock Bank as a result of the Conversion. ITA Sec. 403(a)(35 ILCS 5/403(a))

     (2) Stock Bank will recognize no gain or loss upon the receipt of money and other property, if any, in the Conversion, in exchange for its stock. ITA Sec. 403(a)(35 ILCS 5/403(a))

     (3) No gain or loss will be recognized by the Holding Company upon the receipt of money for Holding Company Conversion Stock. ITA Sec. 403(a)(35 ILCS 5/403(a)).

     (4) The basis of Mutual's assets in the hands of Stock Bank will be the same as the basis of those assets in the hands of Mutual immediately prior to the transaction. ITA Sec. 403(a)(35 ILCS 5/403(a))

     (5) Stock Bank's holding period of the assets of Mutual will include the period during which such assets were held by Mutual prior to the Conversion. ITA Sec. 403(a)(35 ILCS 5/403(a))

     (6) The tax attributes of Mutual will be taken into account by Stock Bank as if there had been no reorganization. Accordingly, the tax year of Mutual will not end on the effective date of the Conversion. The part of the tax year of Mutual before the conversion will be includable in the tax year of Stock Bank after the conversion. Therefore, Mutual will not have to file a Illinois income tax return for the portion of the tax year prior to the conversion. ITA Sec. 401(a)(35 ILCS 5/401(a))

     (7) Depositors will realize gain, if any, upon the constructive issuance to them of withdrawable deposit accounts of Stock Bank, Subscription Rights and/or interests in the liquidation account of Stock Bank. Any gain resulting therefrom will be recognized, but only in an amount not in excess of the fair market value of the liquidation accounts and/or Subscription Rights received. The liquidation accounts will have nominal, if any, fair market value. Based solely on the accuracy of the conclusion reached in the Appraiser's Opinion, and our reliance on such opinion, that the Subscription Rights have



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Board of Directors
January 27, 1997
Page 3




          no value at the time of distribution or exercise, no gain or loss was required to be recognized by depositors upon receipt or distribution of Subscription Rights. Likewise, based solely on the accuracy of the aforesaid conclusion reached in the Appraiser's Opinion, and our reliance thereon, we give the following opinions: (a) no taxable income will be recognized by the borrowers, directors, officers, and employees of Mutual upon the distribution to them of Subscription Rights or upon the exercise or lapse of the Subscription Rights to acquire Holding Company Conversion Stock at fair market value; (b) no taxable income will be realized by the depositors of Mutual as a result of the exercise or lapse of the Subscription Rights to purchase Holding Company Conversion Stock at fair market value; and (c) no taxable income will be realized by Mutual or Stock Bank on the issuance or distribution of Subscription Rights to depositors of Mutual to purchase shares of Holding Company Conversion Stock at fair market value. ITA Sec. 203(a)(1)(35 ILCS 5/203(a)(1))

Notwithstanding the Appraiser's Opinion, if the Subscription Rights are subsequently found to have a fair market value, income may be recognized by various recipients of the Subscription Rights (in certain cases, whether or not the rights are exercised) and Holding Company and/or Stock Bank may be taxable on the distribution of the Subscription Rights.

     (8) The creation of the liquidation account on the records of Stock Bank will have no effect on Mutual's or Stock Bank's taxable income, deductions, or additions to the reserve for bad debts or distributions to shareholders. ITA Sec. 403(a)(35 ILCS 5/403(a))

     (9) Stock Bank will succeed to and take into account, immediately after the reorganization, the dollar amounts of those accounts of Mutual which represent bad debt reserves in respect of which Mutual had taken a bad debt deduction for taxable years ending on or before the date of the reorganization. The bad debt reserves will not be required to be restored to the gross income of either Mutual or Stock Bank as a consequence of the Conversion for the taxable year of the reorganization, and such bad debt reserves will have the same character in the hands of Stock Bank as they would have had in the hands of Mutual if no reorganization had occurred. ITA Sec. 402(a)(35 ILCS 5/402(a)) No opinion is being expressed as to whether the bad debt reserves will be required to be restored to the gross income of either Mutual or Stock Bank for the taxable year of the transfer if Mutual or Stock Bank fails to meet the requirements of Section 593(a)(2) of the Internal Revenue Code during such taxable year.

     (10) A depositor's basis in the savings deposits of Stock Bank will be the same as the basis of his savings deposits in Mutual. Based upon the Appraiser's Opinion, the basis of the Subscription Rights will be zero. The basis of the interest in the liquidation account of Stock Bank received by Eligible Account Holders and Supplemental Eligible Account Holders will be equal to the cost of such proprietary; i.e., the fair market value of the proprietary interest in Mutual, which in this transaction we assumed to be zero. ITA Sec. 203(a)(1)(35 ILCS 5/203(a)(1))




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Board of Directors
January 27, 1997
Page 4




     (11) The basis of Holding Company Conversion Stock to its shareholders will be the purchase price thereof. ITA Sec. 203(a)(1)(35 ILCS 5/203(a)(1))

     (12) A shareholder's holding period for Holding Company Conversion Stock acquired through the exercise of the Subscription Rights shall begin on the date on which the Subscription Rights are exercised. The holding period for the Holding Company Conversion Stock purchased pursuant to the direct community offering, public offering, or under other purchase arrangements will commence on the date following the date on which such stock is purchased. ITA Sec. 203(a)(1)(35 ILCS 5/203(a)(1))

     (13) Regardless of any book entries that were made for the establishment of a liquidation account, the reorganization will not diminish the accumulated earnings and profits of Mutual available for the subsequent distribution of dividends. Stock Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Mutual as of the date of Conversion. ITA Sec. 403(a)(35 ILCS 5/403(a))

The above opinions are effective to the extent that Mutual is solvent. No opinion is expressed about the tax treatment of the transaction if Mutual is insolvent. Whether or not Mutual is solvent will be determined at the end of the taxable year in which the transaction is consummated.

Our opinion is based upon legal authorities currently in effect, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect. Further, no opinion is expressed under the provisions of any of the other sections of the Illinois Code and Income Tax Regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

If any fact contained in this opinion letter or the Silver, Freedman, & Taff, L.L.P. federal tax opinion changes to alter the federal tax treatment, it is imperative we be notified to determine the affect on the Illinois income tax consequences, if any.

Very truly yours,


/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP